Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to the Registration Statement (File No. 333-134066) on Form S-1 of our report dated April 18, 2006 relating to the combined consolidated financial statements of Hyco International, Inc. and subsidiaries and Hyco Hidrover LTDA as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 appearing in the Prospectus, which is part of this Registration Statement, and of our report dated April 18, 2006 relating to the combined consolidated financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 30, 2006